FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 7, 2008

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: March 7, 2008 By:	/s/ Kenneth Hsiang
Name:	Kenneth Hsiang
Title:	Chief Financial Officer

(Company Registration No: 199508552K)
(Incorporated in the Republic Of Singapore)

Press Release
March 6, 2008

ASE Test Announces Shareholders Meeting Date and Record Date

March 6, 2008 – ASE Test Limited (NASDAQ: ASTSF, TAIEX: 9101, “ASE Test”), a majority-owned subsidiary of Advanced Semiconductor Engineering, Inc. (“ASE Inc.”), today announced that a meeting of shareholders is expected to be held on May 6, 2008, Singapore time, at a place and time to be announced, for the purpose of considering and voting on the proposed acquisition by ASE Inc. of the outstanding ordinary shares of ASE Test that ASE Inc. does not directly or indirectly own, by way of a scheme of arrangement under Singapore law (the “Scheme”).  ASE Test shareholders (other than ASE Inc. and its affiliates) of record as of close of business on March 24, New York time (the “Record Date”), will be entitled to vote at the meeting of shareholders.

In connection with the Scheme, ASE Test and ASE Inc. jointly filed a transaction statement on Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “SEC”) on January 4, 2008, which includes as an exhibit the draft disclosure document to be sent to shareholders of ASE Test (the “Scheme Document”).  ASE Test and ASE Inc. also jointly filed amendments to the Schedule 13E-3 with the SEC on January 14, 2008 and today, respectively.  The final Scheme Document will be mailed to shareholders of ASE Test of record as of the Record Date.  Shareholders of ASE Test are encouraged to read the Scheme Document, as it will contain important information regarding the Scheme.

About ASE Test

ASE Test is one of the world’s largest independent providers of semiconductor testing services.  It provides customers with a complete range of semiconductor testing services, including front-end engineering test, wafer probe, final test and other test-related services.

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(Company Registration No: 199508552K)
(Incorporated in the Republic Of Singapore)

The ordinary shares of ASE Test are quoted for trading on The NASDAQ Global Market under the symbol “ASTSF”.  ASE Test’s Taiwan Depository Shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

The directors of ASE Test (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Test's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Test undertakes no obligation to update publicly or revise any forward-looking statements.

For further information please contact:

Ken Hsiang (CFO)
Tel: +1-510-687-2475

Steve C. Balet
MacKenzie Partners, Inc. (Proxy Solicitation Agent)
Tel: +44-020-7170-4155

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